Exhibit 99.2

ASM Achieves Two Wins for Plasma Enhanced ALD

Memory Applications

Secures High Volume Manufacturing Order and Qualifies New Process

ALMERE, The Netherlands, April 27, 2011 – ASM International N.V. (www.asm.com) (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced two wins for its plasma enhanced atomic layer deposition (PEALD) technology. First, ASM received multiple system orders for its plasma enhanced atomic layer deposition (PEALD) reactor from a leading memory customer in Asia. Second, the company qualified a new PEALD oxide application with a different memory manufacturer for the 2X nm node.

“Our innovative PEALD technology is seeing strong market validation with high volume business from multiple top tier memory customers,” said Tominori Yoshida, general manager of ASM’s Plasma Products business unit. “Alongside our growth in volume manufacturing, we continue to demonstrate technology leadership with our development efforts and expanding IP portfolio. Our increasing range of production-ready PEALD applications position us to support memory manufacturers now and as they move towards the challenging 1X nm node.”

The PEALD systems were ordered by a leading memory customer for high volume manufacturing and will be installed in multiple facilities in Asia. The reactors will be used to deposit dielectrics for advanced lithography double patterning applications at the 3X nm technology node and below. This order represents the second major manufacturer to adopt ASM’s PEALD system for use in double patterning in high volume manufacturing.

Further highlighting ASM’s leadership in PEALD for memory devices, the company has also qualified a new oxide application for an advanced PEALD SiO layer that targets manufacturing at the 2X nm node and below. The new application is expected to enter volume production later this year with a different Asia-based manufacturer.

ASM’s PEALD reactors are optimized to deposit dielectrics including SiO, SiN and SiCN. A major advantage of ASM’s PEALD process is its ability to deliver conformal thin films at low temperatures, which is especially beneficial for double patterning lithography technologies where thin dielectrics are deposited over temperature sensitive photoresists for critical dimension control and pitch reduction.

Each of the systems ordered includes multiple PEALD reactors implemented on ASM’s XP platform. The XP is a production-proven standard platform that can be configured with plasma enhanced chemical vapor deposition (PECVD), thermal ALD or PEALD reactors.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

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ASM International:

Erik Kamerbeek

Investor Relations

+31 88 100 8500

Mary Jo Dieckhaus

Investor Relations

+1 212 986 2900